[D.R. HORTON, INC. LETTERHEAD]

March 6, 2015
VIA FEDERAL EXPRESS DELIVERY AND EDGAR
Mr. John Cash
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re:    D.R. Horton, Inc.
Form 10-K for the Year Ended September 30, 2014
Filed November 18, 2014
File No. 1-14122

Dear Mr. Cash:

On behalf of D.R. Horton, Inc. (the “Company”), I am writing in response to your letter dated February 23, 2015, setting forth comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filing for the Company. For your convenience, the full text of the Staff’s comment is reproduced below together with the Company’s response thereto.

FORM 10-K FOR THE YEAR ENDED SEPTEMBER 30, 2014

Audited Financial Statements, page 66

Note A - Summary of Significant Accounting Policies, page 70

1.
You disclose on page 70 that cash balances of your captive insurance subsidiary, which are expected to be used to pay future anticipated legal claims, have been reclassified to homebuilding cash and cash equivalents from homebuilding other assets. Please tell us the nature of any restrictions on the use of these funds and explain how you considered Rule 5-02 of Regulation S-X in determining it was not necessary to classify these amounts within restricted cash for the periods presented.

Securities and Exchange Commission
March 6, 2015

Response: The Company’s captive insurance subsidiary (captive) is subject to requirements imposed under applicable laws. These requirements include maintaining statutory capital of $250,000, which the Company determined was not material for separate classification as restricted cash. Aside from the statutory capital requirement, there are no legal restrictions on the captive’s cash and cash equivalents.

The captive plans to use its cash and cash equivalents to pay future legal claims and fund its operations. Also, the captive has historically loaned funds to the parent company and may continue to do so in the future. The captive could also provide a future dividend to the parent company subject to the approval of the insurance commissioner of the state of Vermont.

Since the captive’s cash and cash equivalents are not legally restricted and are used for multiple purposes, we believe it is appropriate to classify these balances as cash and cash equivalents in accordance with Rule 5-02 of Regulation S-X. To enhance our disclosures, beginning with our quarterly report on Form 10-Q for the period ended March 31, 2015, we will provide additional detail regarding the cash balances of our captive insurance subsidiary. Our disclosure in Note A of future filings will be expanded to include disclosure similar to the paragraph below:

Cash balances of the Company's captive insurance subsidiary, which were $43.3 million and $40.9 million at September 30, 2014 and 2013, respectively, are included in cash and cash equivalents in the consolidated balance sheets. The Company expects to use the cash balances of its captive insurance subsidiary to fund its operations and pay future anticipated legal claims.

Note G - Income Taxes, page 85

2.
You disclose on page 86 that tax benefits for your state net operating loss carryforwards will begin to expire in fiscal 2015. To enhance the context of this disclosure, please consider revising to quantify the amount of carryforwards set to expire over more specific time periods (for example, the amount set to expire in the next 1-3 years, 3-5 years, 5-10 years, etc.).

Response: We will revise our future filings, beginning with our annual report on Form 10-K for the year ended September 30, 2015, to provide more specific information regarding the expiration of the tax benefits related to our state net operating loss carryforwards. Our expanded disclosure in future filings will look similar to the disclosure below:

Tax benefits of $84.5 million exist for state net operating loss (NOL) carryforwards that will expire at various times depending on the tax jurisdiction. Of the total amount, $5.3 million of the tax benefits will expire from fiscal years 2015 to 2019, $26.5 million will expire from fiscal years 2020 to 2024 and $52.7 million will expire from fiscal years 2025 to 2034. Tax benefits for state tax credit carryforwards of $5.7 million will expire from fiscal 2018 to fiscal 2024 and $1.9 million of tax benefits for state tax credit carryforwards have no expiration date.

Securities and Exchange Commission
March 6, 2015

As requested by the Staff, the Company hereby acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding this filing, please contact Bill W. Wheat, Executive Vice President and Chief Financial Officer of the Company, by telephone at
(817) 390-8200 or by email at bwheat@drhorton.com.
Thank you for your attention.

Sincerely,
/s/ BILL W. WHEAT
Bill W. Wheat

cc:	Jeffrey Gordon, Staff Accountant
Lisa Etheredge, Staff Accountant
Thomas B. Montano, Esq., D.R. Horton, Inc.
Robyn Zolman, Esq., Gibson, Dunn & Crutcher LLP